Exhibit 99.1

RADWARE ANNOUNCES SECOND QUARTER 2020 EARNINGS

Second Quarter 2020 Results and Financial Highlights
•	Revenues of $58.4 million
•	Non-GAAP EPS of $0.13; GAAP EPS of $0.01
•	Net cash provided by operating activities of $18 million

First Six Months 2020 Results and Financial Highlights
•	Revenues of $118.5 million
•	Non-GAAP EPS of $0.26; GAAP EPS of $0.07
•	Net cash provided by operating activities of $39 million; net cash provided by operating activities of $63 million for the last twelve months

TEL AVIV, ISRAEL, JULY 29, 2020— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended June 30, 2020.

“We are pleased with the results for the second quarter, despite the unusual COVID-19 related circumstances as our strong business fundamentals continued to provide us with resilience,” said Roy Zisapel, Radware’s President & CEO. “Strong bookings performance in North America, coupled with continued progress with our OEM partners and strong performance in our security business were the highlights of the quarter and we expect them to continue throughout the year”.

Financial Highlights for the Second Quarter of 2020

Revenues for the second quarter of 2020 totaled $58.4 million, down 3% from revenues of $60.5 million for the second quarter of 2019. Revenues for the first six months of 2020 totaled $118.5 million, down 3% from revenues of $121.9 million for the first six months of 2019:

•
Revenues in the Americas region were $27.5 million for the second quarter of 2020, down 1% compared to revenues of $27.6 million in the second quarter of 2019. For the first six months of 2020, revenues in the Americas region increased 8% over the same period in 2019.

•
Revenues in the Europe, Middle East and Africa (“EMEA”) region were $17.7 million for the second quarter of 2020, up 5% from revenues of $16.9 million in the second quarter of 2019. For the first six months of 2020, revenues in the EMEA region increased 2% over the same period in 2019.

•
Revenues in the Asia-Pacific (“APAC”) region were $13.3 million for the second quarter of 2020, down 17% from revenues of $15.9 million in the second quarter of 2019. For the first six months of 2020, revenues in the APAC region decreased 25% over the same period in 2019.

Net income on a GAAP basis for the second quarter of 2020 was $0.7 million, or $0.01 per diluted share, compared with net income of $3.7 million, or $0.08 per diluted share, for the second quarter of 2019.

Non-GAAP net income for the second quarter of 2020 was $6.0 million, or $0.13 per diluted share, compared with non- GAAP net income of $8.9 million, or $0.18 per diluted share, for the second quarter of 2019.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of June 30, 2020, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $442.8 million. Net cash provided by operating activities in the second quarter of 2020 totaled $18.0 million. Net cash spent on share repurchases in the second quarter of 2020 totaled $5.0 million.

Conference Call

Radware management will host a call on Wednesday, July 29, 2020 at 8:30 a.m. ET to discuss its second quarter 2020 results and the Company’s outlook for the third quarter of 2020.

Participants in the US call: Toll Free 833-968-2213

Participants Internationally call:  +1-778-560-2898

Conference ID: 1278452

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	48,650	40,751
Marketable securities	63,568	36,924
Short-term bank deposits	114,137	100,276
Trade receivables, net	17,195	22,610
Other receivables and prepaid expenses	8,444	7,469
Inventories	14,106	13,940
	266,100	221,970

Long-term investments
Marketable securities	83,647	112,696
Long-term bank deposits	132,765	137,095
Severance pay funds	2,191	2,300
	218,603	252,091

Property and equipment, net	23,663	22,971
Other long-term assets	25,358	24,398
Operating lease right-of-use assets	24,117	18,144
Goodwill and intangible assets, net	54,663	55,625
Total assets	612,504	595,199

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,896	6,315
Deferred revenues	97,703	79,239
Operating lease liabilities	4,573	5,193
Other payables and accrued expenses	33,672	34,794
	140,844	125,541

Long-term liabilities
Deferred revenues	54,091	50,888
Operating lease liabilities	20,469	13,914
Other long-term liabilities	10,004	9,525
	84,564	74,327

Shareholders' equity
Share capital	713	710
Additional paid-in capital	425,466	414,581
Accumulated other comprehensive income, net of tax	2,444	1,145
Treasury stock, at cost	(168,895)	(145,226)
Retained earnings	127,368	124,121
Total shareholders' equity	387,096	395,331

Total liabilities and shareholders' equity	612,504	595,199

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	58,445	60,454	118,457	121,851
Cost of revenues	10,558	10,644	21,247	21,653
Gross profit	47,887	49,810	97,210	100,198

Operating expenses, net:
Research and development, net	16,509	15,400	32,341	30,630
Selling and marketing	26,755	26,680	54,957	53,341
General and administrative	4,889	5,042	9,601	9,806
Total operating expenses, net	48,153	47,122	96,899	93,777

Operating income (loss)	(266)	2,688	311	6,421
Financial income, net	1,783	2,119	4,507	3,910
Income before taxes on income	1,517	4,807	4,818	10,331
Taxes on income	844	1,061	1,571	2,217
Net income	673	3,746	3,247	8,114

Basic net earnings per share	0.01	0.08	0.07	0.17

Weighted average number of shares used to compute basic net earnings per share	46,387,585	46,899,813	46,652,734	46,757,981

Diluted net earnings per share	0.01	0.08	0.07	0.17

Weighted average number of shares used to compute diluted net earnings per share	47,632,309	48,722,684	47,927,268	48,649,438

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	47,887	49,810	97,210	100,198
Stock-based compensation	49	59	87	114
Amortization of intangible assets	464	410	962	821
Non-GAAP gross profit	48,400	50,279	98,259	101,133

GAAP research and development, net	16,509	15,400	32,341	30,630
Stock-based compensation	1,089	714	1,898	1,424
Non-GAAP Research and development, net	15,420	14,686	30,443	29,206

GAAP selling and marketing	26,755	26,680	54,957	53,341
Stock-based compensation	1,845	1,735	3,731	3,304
Amortization of intangible assets	-	18	-	35
Non-GAAP selling and marketing	24,910	24,927	51,226	50,002

GAAP general and administrative	4,889	5,042	9,601	9,806
Stock-based compensation	931	782	1,834	1,549
Acquisition costs	-	-	-	264
Litigation costs	140	777	259	859
Non-GAAP general and administrative	3,818	3,483	7,508	7,134

GAAP total operating expenses, net	48,153	47,122	96,899	93,777
Stock-based compensation	3,865	3,231	7,463	6,277
Amortization of intangible assets	-	18	-	35
Acquisition costs	-	-	-	264
Litigation costs	140	777	259	859
Non-GAAP total operating expenses, net	44,148	43,096	89,177	86,342

GAAP operating income (loss)	(266)	2,688	311	6,421
Stock-based compensation	3,914	3,290	7,550	6,391
Amortization of intangible assets	464	428	962	856
Acquisition costs	-	-	-	264
Litigation costs	140	777	259	859
Non-GAAP operating income	4,252	7,183	9,082	14,791

GAAP financial income, net	1,783	2,119	4,507	3,910
Other loss (gain) adjustment	-	(310)	247	(310)
Exchange rate differences, net on balance sheet items included in financial income, net	859	909	552	1,540
Non-GAAP financial income, net	2,642	2,718	5,306	5,140

GAAP income before taxes on income	1,517	4,807	4,818	10,331
Stock-based compensation	3,914	3,290	7,550	6,391
Amortization of intangible assets	464	428	962	856
Acquisition costs	-	-	-	264
Litigation costs	140	777	259	859
Other loss (gain) adjustment	-	(310)	247	(310)
Exchange rate differences, net on balance sheet items included in financial income, net	859	909	552	1,540
Non-GAAP income before taxes on income	6,894	9,901	14,388	19,931

GAAP taxes on income	844	1,061	1,571	2,217
Tax related adjustments	61	(71)	183	(71)
Non-GAAP taxes on income	905	990	1,754	2,146

GAAP net income	673	3,746	3,247	8,114
Stock-based compensation	3,914	3,290	7,550	6,391
Amortization of intangible assets	464	428	962	856
Acquisition costs	-	-	-	264
Litigation costs	140	777	259	859
Other loss (gain) adjustment	-	(310)	247	(310)
Exchange rate differences, net on balance sheet items included in financial income, net	859	909	552	1,540
Tax related adjustments	(61)	71	(183)	71
Non-GAAP net income	5,989	8,911	12,634	17,785

GAAP diluted net earnings per share	0.01	0.08	0.07	0.17
Stock-based compensation	0.08	0.07	0.16	0.13
Amortization of intangible assets	0.01	0.01	0.02	0.02
Acquisition costs	0.00	0.00	0.00	0.01
Litigation costs	0.00	0.02	0.01	0.02
Other loss (gain) adjustment	0.00	(0.01)	0.01	(0.01)
Exchange rate differences, net on balance sheet items included in financial income, net	0.02	0.02	0.01	0.03
Tax related adjustments	(0.00)	0.00	(0.00)	0.00
Non-GAAP diluted net earnings per share	0.13	0.18	0.26	0.37

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,632,309	48,722,684	47,927,268	48,649,438

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	673	3,746	3,247	8,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,637	2,701	5,267	5,388
Stock-based compensation	3,914	3,290	7,550	6,391
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	114	149	310	327
Gain related to securities, net	(226)	(310)	(63)	(310)
Accrued interest on bank deposits	(178)	3,160	(373)	2,331
Increase (decrease) in accrued severance pay, net	(29)	65	187	933
Decrease (increase) in trade receivables, net	9,444	(641)	5,415	2,529
Increase in other receivables and prepaid expenses and other long-term assets	(1,471)	(1,721)	(1,930)	(3,686)
Decrease (increase) in inventories	748	1,221	(166)	2,437
Decrease in trade payables	(3)	(28)	(1,419)	(738)
Increase (decrease) in deferred revenues	1,637	(7,237)	21,667	3,783
Increase (decrease) in other payables and accrued expenses	(100)	463	(721)	472
Operating lease liabilities, net	800	285	(38)	660
Net cash provided by operating activities	17,960	5,143	38,933	28,631

Cash flows from investing activities:

Purchase of property and equipment	(2,545)	(2,382)	(4,997)	(4,343)
Investment in other long-term assets, net	(9)	(33)	(11)	(62)
Proceeds from (investment in) bank deposits, net	(4,652)	19,529	(9,158)	19,447
Proceeds from (investment in) sale, redemption of and purchase of marketable securities ,net	940	(33,574)	3,463	(43,235)
Payment for acquisition of subsidiary, net of cash acquired	0	43	0	(12,239)
Net cash used in investing activities	(6,266)	(16,417)	(10,703)	(40,432)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,749	3,109	3,338	10,842
Repurchase of shares	(5,000)	(10,005)	(23,669)	(10,053)
Net cash provided by (used in) financing activities	(3,251)	(6,896)	(20,331)	789

Increase (decrease) in cash and cash equivalents	8,443	(18,170)	7,899	(11,012)
Cash and cash equivalents at the beginning of the period	40,207	52,361	40,751	45,203
Cash and cash equivalents at the end of the period	48,650	34,191	48,650	34,191